Exhibit 99.9

Date:	6 July 2026
To:

VEGA, société par actions simplifiée, having its registered office at 16, rue de la Ville l’Evêque, registered with the Registre du Commerce et des Sociétés of Paris under the number 908 731 912, duly represented for the present purposes hereof ("Party B")

From:

SOCIÉTÉ GÉNÉRALE, a société anonyme, having its registered office at 29 boulevard Haussmann, 75009 Paris, registered with the Registre du Commerce et des Sociétés of Paris under the number 552 120 222 R.C.S. Paris and with ADEME number FR231725_01YSGB acting through its registered office in France ("Party A", together with "Party B", the "Parties")

The purpose of this document is to confirm the terms and conditions applicable to the transaction entered into between us on the Transaction Date specified below (the "Transaction") in accordance with the provisions hereof. This document constitutes the Confirmation of this Transaction referred to in the Master Agreement referred to below.

The Parties entered into an FBF Master Agreement relating to Transactions on Forward Financial Instruments (English version published in July 2014) on the date hereof (together with all annexes, schedules, as amended from time to time between the Parties and together with the Confirmations, the "Agreement"). This Confirmation supplements, forms part of and is subject to the provisions of the Agreement which are deemed to be part of this Confirmation. All provisions contained in, or agreed to be part of, the Agreement shall govern this Confirmation except as expressly provided below.

The definitions and provisions of the Technical Schedule referred to in Article 2.3 of the Agreement (the "FBF Technical Schedules"), as amended by this Confirmation, shall form part of the Agreement.

In the event of any inconsistency between the provisions of this Confirmation and the Agreement or the FBF Technical Schedules as amended by this Confirmation, the provisions of this Confirmation shall prevail.

The Transaction is entered into in connection with the Binding Offer (as defined in the Agreement).

This Transaction is subject to the terms and conditions specified below.

1.	General terms

Transaction Date:	6 July 2026.
Commencement Date:	The date on which the conditions precedent referred to in paragraph 6, the conditions in paragraph 7 below and the conditions set forth in the Binding Offer and the Undertaking Letter have been satisfied (provided that if all such conditions are satisfied on a day that is not a Clearance System Business Day, or after 5:00 p.m. (Paris time) on any Clearance System Business Day, the Commencement Date shall be the immediately following Clearance System Business Day), and in any case no later than 17 August 2026 (or any later date subsequently agreed in writing between Party A, the Other Banks and Party B) (the "Long Stop Date"). If on the Long Stop Date, the Commencement Date (as defined below) has not occurred, unless otherwise agreed by Party A and the Other Banks, the Transaction shall terminate automatically and the rights and obligations of the Parties under this Transaction shall be extinguished without any further payment.

Maturity Date:

The earlier between (i) 6 July 2027 (the "Initial Maturity Date") and (ii) the date on which Party A has unwound all the Shares corresponding to its Hedge Positions by way of Physical Settlement, subject to adjustment in accordance with the Business Day Convention, provided that subject to the written consent from Party A and the Other Banks granted within 15 (fifteen) Business Days from the Extension Request (as defined below), the Maturity Date may be extended to 6 January 2028 (the "Extended Maturity Date").

On a given date, the Maturity Date of the Transaction shall be the Initial Maturity Date or the Extended Maturity Date, as the case may be, pursuant to the provisions herein.

It is specified that if Party B wishes to extend the Maturity Date of the Transaction as contemplated above, it shall do so by notifying Party A and the Other Banks thereof from (and including) the date falling six (6) months after the Commencement Date to (and including) the date falling three (3) months before the Initial Maturity Date (the "Extension Request").

Agent:

Party A.

The Agent shall not be held liable by Party B for any determinations or calculations made by it or adjustments proposed or made by it in connection with the Transaction and this Confirmation, which are based on publications made by a third party firm or market participant or any other publishing organization, if such determinations, calculations or adjustments were made by the Agent in good faith and with all due care.

Article 8 of the Technical Schedule "Equity Option and Basket Option (2008 version)" is amended as follows:

-      any reference to the Option shall be read as a reference to the Transaction;

-      the following paragraph is added after the second paragraph:

"In the event that the Parties are unable to agree on the appointment of a common agent within one (1) Business Day following the dispute of a determination, calculation or adjustment, the Parties shall each appoint a leading market participant in the Transaction which shall not be an Affiliate of Party A or Party B, neither an Other Bank or an Affiliate of an Other Bank. The two participants so designated by the Parties shall in turn designate a third party, which shall comply with the same representations as those mentioned in the Agreement, as their common agent to carry out the disputed determination, calculation or adjustment. Party A and Party B shall pay equally any costs of any common agent(s);"; and

-      such dispute shall not suspend any payment obligations under the Transaction pursuant to the determination, calculation or adjustment provided that the relevant Party shall pay, or return, to the other Party the payment differential (if any) within two (2) Business Days following the notice of the final determination, calculation or adjustment made by the common agent.

Shares:	Means the ordinary shares (ISIN: GB00BH4HKS39 ) issued by the Issuer or any other shares that may be substituted in accordance with paragraph 3 hereof.

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Issuer:	Means Vodafone Group Plc, whose registered address is at Vodafone House - The Connection – Newbury - Berkshire RG14 2FN United Kingdom with company registration number in England and Wales No. 1833679.
Exchange:	Means London Stock Exchange or its successor subject to the terms of paragraph 3.
Exchange Business Day:	Any date on which the Exchange is open for trading during its regular trading sessions, notwithstanding the Exchange closing prior to its scheduled closing time.
Clearance System Business Day:	A day on which the settlement system necessary to accomplish a Delivery of Share is generally open for business so that the Delivery can be accomplished in accordance with market practices in the relevant financial centre.
Rounding:	Unless expressly provided otherwise, the outcome of all the calculations under this Transaction shall be rounded to the fifth decimal. If the sixth decimal place is greater than or equal to five, the fifth decimal place shall be rounded up, otherwise the fifth decimal place shall remain unchanged.
Upfront Fee
Upfront Fee Payment:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Upfront Fee:	As defined in Article 1 of the Confirmation Commercial Terms Letter.

Initial Hedge
Initial Hedge:

Upon notice by Party B to Party A with at least one (1) Business Days’ notice period, Party A intends to purchase 1,314,914,561 Shares, at a price per Share as notified by Party B to Party A which shall not exceed GBX 112.50, in order to establish its initial Hedge Positions.

In the event that any stamp duty, financial transaction tax or equivalent tax or duty (excluding any penalties and/or late payment interest in relation thereto, unless such penalties and/or late payment interest have been imposed for a reason other than Party A’s negligence) is definitively due by Party A in connection with such purchase and in accordance with applicable law, Party B shall, within two (2) Business Days following Party A's demand, reimburse to Party A any such amount definitively due (it being specified that Party A’s demand shall be supported by any document evidencing such amount), provided in all cases that (a) Party A has not failed to avail itself on its or Party B’s behalf of any available tax exemption or relief in relation to any such stamp duty, financial transaction tax or equivalent tax or duty mentioned above; and (b) Party A provides all commercially reasonable support to Party B in mitigating the impact of such tax or duty, including facilitating the use of such tax or duty payments as credit against any further taxes or duties payable as a result of this or related transactions subsequent.

Initial Hedge Trade Date:

The trade date in respect of the initial Hedge Positions, which shall not be earlier than the Clearance System Business Day following the Commencement Date, and shall occur at the latest on 18 August 2026.

Initial Hedge Settlement Date:	The settlement date in respect of the initial Hedge Positions, which shall be the second (2nd) Clearance System Business Day following the Initial Hedge Trade Date.

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Hedge Positions:

Means any purchase, sale, entry into or maintenance of one or more (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) stock loan transactions or (iii) other instruments or arrangements (howsoever described) by a party in order to hedge, individually or on a portfolio basis, the Transaction.

Notional Amount:	On any day, an amount equal to the outstanding Number of Shares on such day multiplied by the Reference Price.
Number of Shares:

Means:

(i)      from (and including) the Transaction Date until (and excluding) the Initial Hedge Settlement Date, 0 (zero) Share;

(ii)      from (and including) the Initial Hedge Settlement Date, 1,314,914,561 Shares; and

(iii)    on any date during the period commencing on (and including) the Cash Settlement Unwind Start Date (if any) until the Maturity Date, the number of Shares corresponding to Party A's outstanding Hedge Positions on such day, subject to adjustment pursuant to the terms hereof.

Reference Price:	Means an amount in the Settlement Currency equal to the price per Share (including any brokerage fees) at which Party A acquires its initial Hedge Position divided by the Initial Spot FX Rate, as it may be adjusted from time to time pursuant to the terms of this Confirmation.
Initial Spot FX Rate:	As defined in Article 1 of the Confirmation Commercial Terms Letter
Spot FX Rate:	As defined in Article 1 of the Confirmation Commercial Terms Letter
Settlement Currency:	Means EUR.

Floating Amount 1

Floating Amount 1:

On each Floating Amount 1 Payment Date, Party B shall pay to Party A an amount in the Settlement Currency, calculated by the Agent in accordance with the following formula:

Floating Amount 1 = ESNA × (Floating Rate 1 + Floating Amount 1 Spread) × Basis

Where:

"ESNA" means, for each Floating Amount 1 Calculation Period, the Notional Amount existing immediately prior to the last day of the relevant Floating Amount 1 Calculation Period.

"Floating Rate 1" means EUR-EURIBOR-Reuters. If the Floating Rate 1 is negative, it is deemed to be zero.

Floating Amount 1 Payer:	Party B

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Floating Amount 1 Payment Dates:

Means the last day of each Floating Amount 1 Calculation Period, subject to the Business Day Convention. Should the applicable Floating Amount 1 Payment Date correspond to the Maturity Date or a Delivery Date (as applicable), the Floating Amount 1 shall be paid by Party B to Party A through a separate cash flow than the Notional Amount or the relevant Delivery Amount (as applicable) to be paid as part of the Delivery of the Number of Shares or the relevant Number of Delivered Shares (as applicable).

Floating Amount 1 Spread:	As defined in Article 1 of the Confirmation Commercial Terms Letter
Floating Rate 1 Determination Date:	Means the first day of the applicable Floating Amount 1 Calculation Period.
Designated Maturity:	Means (i) for the first Floating Amount 1 Calculation Period, six (6) months and (ii) for the second Floating Amount 1 Calculation Period, three (3) months, except that for any Floating Amount 1 Calculation Period of less than six (6) months or, as applicable, three (3) months, the Linear Interpolation provisions below shall apply.
Linear Interpolation:	Means, for a Floating Amount 1 Calculation Period of less than six (6) months or, as applicable, three (3) months, that the Floating Rate 1 applicable to such Floating Amount 1 Calculation Period is determined by the Agent from interpolating on a linear basis the rate available for the longest period that is immediately shorter than the applicable Floating Amount 1 Calculation Period and the rate available for the shortest period that is immediately longer than the applicable Floating Amount 1 Calculation Period.
Basis:	Actual/360
Floating Amount 1 Calculation Period:

The first Floating Amount 1 Calculation Period shall be the period from and including the Initial Hedge Settlement Date to but excluding the date falling 6 months after the Initial Hedge Settlement Date.

The second Floating Amount 1 Calculation Period shall be the period from and including the date falling 6 months after the Initial Hedge Settlement Date to but excluding the date falling nine (9) months after the Initial Hedge Settlement Date.

Floating Amount 1 Bis

Floating Amount 1 Bis:

On the Floating Amount 1 Bis Payment Date, Party B shall pay to Party A an amount in the Settlement Currency equal to the sum of the Daily Amounts 1 Bis in respect of each Business Day during the Floating Amount 1 Bis Period.

Daily Amount 1 Bis:

In respect of each Business Day during the Floating Amount 1 Bis Period, an amount calculated at the end of such Business Day equal to the product of (i) the sum of (x) the Notional Amount (provided that if such day occurs during the Cash Settlement Unwind Period, the Notional Amount shall be the Notional Amount in respect of the Shares not subject to Cash Settlement) as of the date falling two (2) Clearance System Business Days prior to such Business Day and (y) the sum of the Daily Amounts 1 Bis of the preceding Business Days during the Floating Amount 1 Bis Period and (ii) the Floating Rate 1 Bis as of that day plus the applicable Floating Amount 1 Bis Spread and (iii) the Day Count Fraction.

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Floating Rate 1 Bis:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Floating Amount 1 Bis Spread:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Day Count Fraction:	ACT/360
Floating Amount 1 Bis Period:	Means the period from (and including) the date falling nine (9) months after the Initial Hedge Settlement Date to the Maturity Date.
Floating Amount 1 Bis Payment Date:	The Maturity Date, provided that the Floating Amount 1 Bis shall be paid by Party B to Party A through a separate cash flow than the Notional Amount to be paid pursuant to paragraph 2 (Settlement).

Floating Amount 2

Floating Amount 2:

On the Floating Amount 2 Payment Date, Party B shall pay to Party A an amount in the Settlement Currency equal to the sum of the Daily Amounts 2 in respect of each Business Day during the Cash Settlement Unwind Period.

Daily Amount 2:

In respect of each Business Day during the Cash Settlement Unwind Period, an amount calculated at the end of such Business Day equal to the product of (i) the sum of (x) the Notional Amount in respect of the Shares subject to Cash Settlement as of the date falling two (2) Clearance System Business Days prior to such Business Day (and excluding, for the avoidance of doubt, Shares that have already been unwound during the Cash Settlement Unwind Period) and (y) the sum of the Daily Amounts 2 of the preceding Business Days during the Cash Settlement Unwind Period and (ii) the Floating Rate 2 as of that day plus the applicable Floating Amount 2 Spread and (iii) the Day Count Fraction.

Floating Rate 2:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Floating Amount 2 Spread:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Day Count Fraction:	ACT/360
Floating Amount 2 Payment Date:	The Maturity Date, provided that the Floating Amount 2 shall be paid by Party B to Party A through a separate cash flow than the Equity Amount to be paid pursuant to paragraph 2.2 (Cash Settlement).

Floating Amount 3

Daily Equity Amount:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Floating Amount 3:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Floating Rate 3:	As defined in Article 1 of the Confirmation Commercial Terms Letter

Dividend

Dividend Period:	The period from and including the Initial Hedge Settlement Date to and excluding the Maturity Date.

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Dividend Amount:

(i)       In respect of any Cash Dividend in relation to the Shares for which the ex-date falls during the Dividend Period but which is actually paid by the Issuer to holders of record of a Share after the Dividend Period, Party A will pay to Party B an amount equal to the product of:

(a)        the Cash Dividend; and

(b)       the number of Shares corresponding to Party A's Hedge Position on the close of the Exchange Business Day prior to such ex-date.

provided that in the event that the relevant Cash Dividend is paid by the Issuer in the Settlement Currency, Party A will pay the Dividend Amount in the Settlement Currency and that in the event that the relevant Cash Dividend is paid by the Issuer in any other currency, Party A will make the payment in the Settlement Currency by converting such amount into the Settlement Currency acting in a commercially reasonable manner.

(ii)      In respect of any Cash Dividend in relation to the Shares in respect of which the ex-date falls during the Dividend Period and which is actually paid by the Issuer to holders of record of a Share during the Dividend Period

(a)     Party A will pay to Party B an amount equal to (a) the product of such Cash Dividend and (b) the number of Shares corresponding to Party A's outstanding Hedge Positions on the close of the Exchange Business Day prior to such ex-date (the "Relevant Dividend Amount"), provided that if immediately after such payment, the LTV Ratio would be equal to or above the LTV Trigger Ratio, such amount to be paid by Party A to Party B will be reduced such that after such payment, the LTV Ratio will be below the LTV Trigger Ratio, and

(b)     if case of any such reduction, the part of the Relevant Dividend Amount not paid by Party A to Party B will constitute cash collateral Transferred pursuant to paragraph 5 below and the Cash Collateral Agreement, provided that in the event that the relevant Cash Dividend is paid by the Issuer in any currency other than the Settlement Currency, such Cash Dividend will be converted by Party A into the Settlement Currency acting in a commercially reasonable manner.

Cash Dividend:	As defined in Article 1 of the Confirmation Commercial Terms Letter
Optional Dividend:	As defined in Article 1 of the Confirmation Commercial Terms Letter
Dividend Payment Date:	The second (2nd) Business Day following the date on which the Cash Dividend is actually paid, or Other Distribution is delivered, by the Issuer to holders of record of a Share.
Other Distribution:	In case of any distribution of any kind whatsoever, whether or not listed on the Exchange, other than a Cash Dividend, the Agent shall, on the date on which such distribution is actually delivered by the Issuer to holders of record of a Share, make necessary adjustments to the Transaction acting in a commercially reasonable manner, including, at its discretion and without limitation substituting the underlying Shares with a basket that includes the property included in such distribution.

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2.	SETTLEMENT

Without any option of Party B to elect cash or physical settlement, this Transaction will be subject to the Delivery Notice sent by Party B to Party A, automatically settled on the Maturity Date or any Delivery Date (as defined below) in respect of the Number of Shares outstanding, as applicable, by Delivery of the Number of Shares by Party A to Party B against payment by Party B to Party A of an amount in the Settlement Currency equal to the Notional Amount, on a delivery-versus-payment basis, provided that:

(i)	as a condition precedent to any Delivery (whether in whole or in part, and whether on one or more occasions at Party B’s election), Party B shall (x) represent that all relevant notices, filings, consents, orders, approvals, and other authorizations (including any applicable foreign direct investment authorization and anti-trust clearances), whether governmental or corporate, necessary or required to be obtained or made by Party B for the purposes of Delivery of the relevant number of Shares on such date in accordance with the terms of the Agreement and the Confirmation, have been obtained or made by Party B, and have not been revoked or amended and (y) give available evidence of the foregoing to Party A, it being specified that:

(A)	no Delivery shall be permitted until receipt of approval by the German Federal Cartel Office pursuant to the German Act Against Restraints of Competition (ARC), as amended (or confirmation that such authority does not have jurisdiction); and

(B)	any Delivery such that after such Delivery and the delivery of Shares to Party B made or to be made on the same date under the Other Transactions and the Specified Transaction, Party B, together with its Affiliates, will hold more than 9.9% of the share capital and the voting rights of the Issuer shall be subject to receipt of (1) approval by the Competition Commission of India pursuant to the Indian Competition Act, as amended (or confirmation that such authority does not have jurisdiction) and (2) Swedish, Danish, Romanian, UK and US foreign direct investment authorizations (or confirmation that such authorities do not have jurisdiction),

(ii)	if Party B does not provide available evidence to Party A that all such notices, filings, consents, orders, approvals and other authorisations referred to in (i) above have been obtained at the latest on the Exchange Business Day preceding the Cash Settlement Unwind Start Date, without any option of Party B:

(a)	Party A will Deliver to Party B a number of Shares on the second (2nd) Clearance System Business Day following the Cash Settlement Unwind Start Date such that after such Delivery and the delivery of Shares to Party B under the Other Transactions and the Specified Transaction, Party B will not hold more than 9.9% of the share capital and the voting rights of the Issuer (the information on the number of Shares to be delivered to comply with this condition shall be provided by Party B to Party A), against payment by Party B to Party A of an amount in the Settlement Currency equal to the product of such number of Shares to be Delivered by Party A to Party B and the Reference Price, on a delivery-versus-payment basis; and

(b)	the Cash Settlement described in paragraph 2.2 below shall then automatically apply in respect of a number of Shares equal to the difference between the outstanding Number of Shares and the number of Shares to be Delivered by Party A to Party B pursuant to paragraph 2.1(ii)(a) above, which shall be equal to the number of Shares to which "Cash Settlement" (as defined in the Other Transaction Documents") will apply under each Other Transaction.

Party B will be solely responsible for payments of any stamp duty, financial transaction tax or any equivalent tax directly arising as a result of such Delivery.

"Cash Settlement Unwind Start Date" means the date falling nine (9) months after the Initial Hedge Settlement Date, provided that if the Maturity Date has been extended to the Extended Maturity Date, the Cash Settlement Unwind Start Date shall be postponed by six (6) months.

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2.1	Physical Settlement

Delivery Request:

At any time and from time to time up to and including the fifth (5th) Business Day prior to the earlier of the Maturity Date and the Cash Settlement Unwind Start Date, Party B may, at its sole election and provided that Party B has provided available evidence to Party A that all notices, filings, consents, orders, approvals and other authorisations referred to in paragraph 2(i) above have been obtained in respect of the relevant number of Shares to be Delivered, request the Delivery of all or part of the Number of Shares, provided that a maximum of two (2) Delivery Requests shall be permitted, subject in each case to satisfaction of the conditions set out in paragraph 2(i) above in respect of the Shares to be Delivered. Notwithstanding the foregoing, Party B may at any time request a Delivery, which shall be subject to the prior written consent of Party A.

To this end, Party B shall notify Party A and the Agent in writing no later than five (5) Business Days (the "Delivery Request Date") prior to the relevant Delivery Date (as defined below). Such notice (the "Delivery Notice") is irrevocable.

The written request by Party B shall:

(A)       specify the number of Shares to be Delivered (the "Number of Delivered Shares") under this Transaction, and

(B)       state the date that Party B proposes as the effective date of the Delivery (the "Delivery Date"), provided that, unless otherwise agreed by the Parties, the relevant Delivery Date shall occur no earlier than the fifth (5th) Business Day following the Delivery Request Date and no later than the Maturity Date.

Party B shall not send any Delivery Notice:

(i)      (x)     for so long as it holds any inside information relating to the Shares, the Issuer or any "financial instrument" (as defined in UK MAR or EU MAR) in respect of the Shares or the Issuer, in each case within the meaning of UK MAR or EU MAR; or

(y)        only where any relevant black-out period is applicable directly to Party B, during any such black-out period, in each case to the extent that taking such step or making such election would result in a breach by Party B of the applicable provisions of UK MAR, EU MAR or any other applicable law or regulation.

Party B shall be responsible for determining whether, and shall take such step or make such election only at such time as, the relevant notice, step or election may be given, taken or made in compliance with all applicable laws and regulations (including without limitation the UK MAR and EU MAR);

(ii)        on the basis of (within the meaning of Rule 10b5-1 under the Exchange Act, taking into account of the affirmative defenses thereunder) any material nonpublic information with respect to the Shares or the Issuer, or in anticipation of, in connection with, or to facilitate, an issuer tender offer (as defined under Rule 13e-4 under the Exchange Act).

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Consequences of a Delivery Date:

In the event of the occurrence of Delivery Date for a part but not all of the outstanding Number of Shares pursuant to the above paragraph (Delivery Request), the following shall apply:

(i)         the provisions of paragraph 2.1 (Physical Settlement) above shall apply, and the Parties shall make the corresponding payments, where:

(A)   any reference to the Maturity Date shall be read as a reference to the applicable Delivery Date, and

(B)   any reference to the Number of Shares shall be read as a reference to the applicable Number of Delivered Shares, and

(ii)          the provisions relating to Floating Amount 1 shall apply and Party B shall make the corresponding payment on the applicable Delivery Date, where any reference to the relevant Notional Amount shall be read as a reference to the Delivery Amount (as defined below) on the basis of the actual number of days between and including the last Floating Amount 1 Payment Date until, and excluding, the applicable Delivery Date.

The Number of Shares shall be reduced by the relevant Number of Delivered Shares and the Notional Amount shall be reduced by the relevant Delivery Amount on the Delivery Date immediately following the payments referred to above.

Indemnification Break Costs in case of a Delivery Date:

If a Delivery Date occurs on a day that is not a Floating Amount 1 Payment Date, Party B shall pay to Party A, on the applicable Delivery Date, an amount in the Settlement Currency equal to the difference, if positive, between:

(a)         an amount in the Settlement Currency calculated as follows:

Delivery Amount x Floating Rate 1 × (N/360)

where:

"Floating Rate 1" means the Floating Rate 1 (for the avoidance of doubt, excluding any Floating Amount 1 Spread) applicable to the relevant Floating Amount 1 Calculation Period without applying the floor if the Floating Rate 1 is negative;

"N" means the actual number of days between, and including, the relevant Delivery Date, until and excluding the last day of the relevant Floating Amount 1 Calculation Period; and

(b)        the amount that Party A would have been able to obtain by placing on deposit with a leading bank an amount in the Settlement Currency equal to the Delivery Amount (as defined below) for a period commencing on and including the relevant Delivery Date and ending on and excluding the last day of the relevant Floating Amount 1 Calculation Period.

Delivery Amount:	Means the amount in the Settlement Currency equal to the product of the relevant Number of Delivered Shares and the Reference Price.
Information of Party B:	If requested, Party A will provide Party B with reasonable details of the calculation of the Indemnification Break Costs in case of a Delivery Date.

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2.2	Cash Settlement

In the event of Cash Settlement (Paiement du Différentiel) of the Transaction, the following provisions shall apply.

Payment of Equity Amount:

Party A shall pay to Party B on the Equity Amount Payment Date, an amount in the Settlement Currency equal to the Equity Amount, if the Equity Amount determined by the Agent on the Valuation Date is a positive amount.

If the Equity Amount determined by the Agent on the Valuation Date is a negative amount, then Party B shall pay to Party A on the Equity Amount Payment Date the absolute value of the Equity Amount.

Equity Amount Payment Date:	The Maturity Date.
Valuation Date:	The Cash Settlement Unwind End Date, provided that the Valuation Date shall be no later than the Maturity Date.
Cash Settlement Unwind Period:

The period starting from (and including) the Cash Settlement Unwind Start Date until and including the Exchange Business Day on which Party A has unwound its entire Hedge Positions (the "Cash Settlement Unwind End Date").

Final Price:

The volume weighted average price at which Party A unwinds its Hedge Positions on any Exchange Business Day during the Cash Settlement Unwind Period (it being provided that the proceeds of sales of Shares shall be converted in the Settlement Currency on each Exchange Business Day using the applicable Spot FX Rate), as determined by Party A acting in good faith, in a commercially reasonable manner, and in accordance with market standards, provided that:

(i)          Party A will sell Shares on any Trading Venue at a pace reasonably designed to comply with the applicable Authorized Volume; and

(ii)         in respect of Shares corresponding to Party A's Hedge Positions that have not been unwound by Party A by the Maturity Date, such Shares shall be deemed to have been unwound at a price of zero (0) EUR. In such circumstances, such Shares are subsequently unwound by Party A between the Maturity Date (included) and the date falling one (1) year after the Maturity Date, Party A shall (a) continue to dispose of such remaining Shares in good faith in accordance with the Authorized Volume applicable prior to the Maturity Date, and (b) pay to Party B the proceeds of each such sale, net of any taxes, costs and expenses, on the second (2nd) Clearance System Business Day following each such sale.

Equity Amount:

Means, an amount in the Settlement Currency determined by the Agent on the Valuation Date, equal to:

Equity Amount = (Final Price – Reference Price) × number of unwound Shares subject to Cash Settlement

Authorized Volume:	As defined in Article 1 of the Confirmation Commercial Terms Letter.
Trading Venue:	The Exchange (Bloomberg ticker: “VOD LN Equity”), Cboe BXE Europe Equities (Bloomberg ticker: “VODL EB Equity”), Cboe CXE Europe Equities (Bloomberg ticker: “VODL IX Equity”), Turquoise (Bloomberg ticker: “VODL TQ Equity”) and Aquis (Bloomberg ticker: “VODL QX Equity”).

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Unwound Notional Amount:	Means the amount in the Settlement Currency equal to the product of the Number of Shares subject to Cash Settlement and the Reference Price.

3.	Extraordinary Events

The terms of this paragraph 3 shall be as set forth in Article 2 of the Confirmation Commercial Terms Letter.

4.	Representations and undertakings

4.1	Representation

Party B makes the following representations and undertakings to Party A:

(1)	Status in relation to Issuer:

(i)	As of the date of this Confirmation, neither Party B nor any of its Affiliates is an affiliate, controller, controlling shareholder, or related party of, or person connected with, the Issuer for the purposes of any applicable UK law or regulation, including the Companies Act 2006, the Financial Services and Markets Act 2000, the UK Market Abuse Regulation, the Disclosure Guidance and Transparency Rules and the UK Listing Rules. Party B further represents that neither Party B nor any of its Affiliates, directors, officers and, as far as Party B is aware, any of its managers or employees is, a director, shadow director, person discharging managerial responsibilities, senior manager, administrator or other officer of the Issuer, or a person connected with any such person, in each case for the purposes of any applicable UK law or regulation. For these purposes, a “shadow director” includes a person in accordance with whose directions or instructions the directors of a company are accustomed to act.

(ii)	Party B is not an "affiliate" of the Issuer within the meaning of the Securities Act of 1933.

(2)	Non-contravention: the entry into, performance and settlement of this Transaction by Party B, and any acquisition, holding, disposal or economic exposure to Shares or voting rights arising in connection with this Transaction in accordance with its terms, do not and will not breach, conflict with or result in a default under:

(a)	any constitutional document, agreement, undertaking, commitment, order, judgment, award, ruling, decision, approval, consent, waiver, licence or authorisation binding on Party B or any of its Affiliates;

(b)	any undertaking, commitment, condition, remedy, direction, order, decision or approval given by or binding upon Party B or any of its Affiliates in favour of, or imposed by, any UK governmental, regulatory, competition, listing, takeover, market conduct or other administrative authority in respect of the Issuer or the Shares, including the Financial Conduct Authority, the Prudential Regulation Authority, the Competition and Markets Authority, the London Stock Exchange or any other relevant UK trading venue, competent authority or regulator;

(c)	any applicable UK law or regulation relating to the acquisition or holding of interests in shares, voting rights or financial instruments relating to shares, including the Financial Services and Markets Act 2000, the UK Market Abuse Regulation, the Disclosure Guidance and Transparency Rules, the UK Listing Rules and any applicable rules of a UK trading venue; and

(d)	any relationship agreement, standstill agreement, governance agreement, lock-up agreement, confidentiality agreement, co-operation agreement or other agreement or arrangement between Party B or any of its Affiliates and the Issuer, any shareholder of the Issuer, any seller of Shares, or between any such seller and the Issuer, including (without limitation) any provision restricting the transfer, disposal or acquisition of Shares, the holding or exercise of voting rights, the acquisition of economic exposure to Shares, the making of disclosures or the conduct of dealings in Shares.

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(3)	Disclosure. On the Transaction Date and on each day on which this Transaction remains outstanding, Party B has made, or will make within the time and in the form required by applicable law or regulation, all notifications, announcements, filings and disclosures required in connection with the Transaction and any related acquisition, holding, disposal or economic exposure to Shares or voting rights, including any disclosure required to be made to the Issuer, the Financial Conduct Authority, any relevant UK trading venue, the market or any other applicable regulator or authority. Party B represents that it has complied, and will comply, with all notification obligations applicable to it under Chapter 5 of the Disclosure Guidance and Transparency Rules in respect of voting rights and financial instruments relating to Shares, including any obligation to aggregate holdings of Shares, voting rights and financial instruments relating to the same underlying issuer. Party B further represents and undertakes that it will make any notification required as a result of its entry into the Transaction, the occurrence of the Commencement Date, any increase, decrease, amendment, unwind, settlement or termination of this Transaction, or any acquisition or disposal of Shares or voting rights in connection with the Transaction, in each case within the time limits and in the form and manner required by applicable law or regulation. Party B also represents and undertakes that it has not entered into the Transaction, and will not exercise any rights or perform any obligations under the Transaction, in a manner that would constitute or result in it committing any market abuse, unlawful disclosure of inside information, insider dealing, market manipulation or any breach of UK MAR or any applicable UK market conduct rules or the insider dealing provisions of Part V of the UK Criminal Justice Act 1993.

(4)	Party B represents that during the Cash Settlement Unwind Period, Party B and any of its Affiliates (other than the Issuer) or agents will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or (b) enter into any swap, derivative or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Shares or such other securities, in cash or otherwise.

(5)	Party B represents that (i) neither it nor anyone acting in concert with it is actively considering an offer or possible offer for the Issuer and nor is it undertaking the Transaction in connection with or in contemplation of an offer or possible offer for the Issuer, and (ii) neither it nor anyone acting in concert with it has any interests in Shares except for Party B in respect of Shares carrying no more than 19.9% per cent of the voting rights of the Issuer. For the purpose of this paragraph (5), "acting in concert", "actively consider", "interests in shares", and "offer" will be interpreted in accordance with the City Code on Takeovers and Mergers

The representations in subparagraphs (1) to (5) of this paragraph 4.1 are made on the Transaction Date and are deemed to be repeated at all times until the Maturity Date.

Each Party represents and warrants that, for the purposes of this Transaction, (i) it performs, and shall perform until completion of the Transaction, all its obligations pursuant to this Agreement exclusively through its registered office in France and (ii) the bank account to which any payment made in connection with the Transaction is made is not located, and shall not be located until completion of the Transaction, in a non-cooperative State or territory within the meaning of Article 238-0 A of the French Tax Code and is not held, and shall not be held until completion of the Transaction, with a financial institution established or located in such a non-cooperative State or territory.

4.2	Undertakings

(1)	Party B makes the additional undertaking as set out in Article 3 of the Confirmation Commercial Terms Letter.

(2)	Until the date on which Party A has entirely unwound its Hedge Positions including after Maturity Date, neither Party B nor anyone acting in concert with Party B will:

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(i)	acquire or offer to acquire any interests in Shares, except as expressly contemplated as part of the Transaction;

(ii)	actively consider an offer or possible offer for the Issuer;

(iii)	make any offer for all or any of the Shares or do or omit to do any act as a result of which it or any of its concert parties may become obliged (under the Takeover Code or other applicable law or regulation) to make an offer or announce an offer or possible offer for all or any of the Shares;

(iv)	procure or induce any other person to do any of the foregoing.

For the purposes of this Article 4.2(2), "acting in concert", "actively consider", "interests in shares", and "offer" will be interpreted in accordance with the City Code on Takeovers and Mergers.

4.3	Acknowledgements.

(1)	Hedging activity by Party A.

Party B understands, acknowledges and agrees, in respect of the Transaction, that:

(i)	at any time during the term of the Transaction, Party A will manage its Hedge Positions in its sole discretion, and Party A may lend, borrow, buy or sell Shares or other securities or buy or sell options or futures contracts or enter into swaps or other derivative transactions in order to adjust its Hedge Position with respect to the Transaction;

(ii)	Party A also may be active in the market for Shares or other securities or options or futures contracts or swaps or other derivative transactions relating to the Shares (including with the Issuer) other than in connection with hedging activities in relation to the Transaction;

(iii)	Party A shall make its own determination as to whether, when or in what manner any hedging or market activities in relation to the Transaction hereunder shall be conducted and shall do so in a manner that it deems appropriate to hedge its price and market risk with respect to the Transaction, independently from Party B without consideration of any instruction or direction from Party B and Party B undertakes it will not give any instruction or direction to Party A for such purposes;

(iv)	Party B acknowledges and agrees that Party A may suspend the establishment or unwinding of its Hedge Positions;

(v)	Party B acknowledges that Party A may or may not exercise the voting rights pertaining to Shares corresponding to Party A's Hedge Positions and that Party A will have the full discretion as to such voting rights and that Party B will not give any instruction to exercise the voting rights pertaining to the Shares corresponding to Party A's Hedge Positions; and

(vi)	any market activities of Party A with respect to the Transaction may affect the market price and volatility of Shares each in a manner that may be adverse to Party B.

Party A understands, acknowledges and agrees, in respect of the Transaction, that it shall make its best reasonable efforts to benefit from any available tax exemption, it being specified that such best-efforts undertaking shall only apply to the extent the non-benefit from such tax exemption would be prejudicial for Party B, and provided further that Party A shall not be required to take any action that would, in Party A's reasonable opinion, result in any unreimbursed cost, liability, adverse tax consequence, disclosure of confidential or commercially sensitive information, or inconsistency with applicable law or regulation.

(2)	Party B acknowledges and agrees that the Transaction will not confer on Party B any right, title, voting rights or interest in any Shares corresponding to Party A's Hedge Positions under this Transaction. Party B undertakes that it shall not attempt to influence or control the voting rights with respect to the Shares corresponding to Party A's Hedge Positions.

(3)	Party A and Party B represent and acknowledge that they do not and will not act in concert (within the meaning of the UK Takeover Code) vis-à-vis the Issuer or the Shares, and Party A shall not act as a nominee or otherwise on behalf of Party B in connection with any acquisition of Shares contemplated by the Transaction.

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(4)	Party B acknowledges that Party A may purchase, hold and/or sell Shares (if any) to hedge its obligations under the Transaction but not make or manage investments or otherwise conduct an ‘excluded business’ for the purposes of sections 80A AND 88A of the Finance Act 1986.

5.	CASH COLLATERAL TRANSFER AND RETURN

The terms of this paragraph 5 shall be as set forth in Article 4 of the Confirmation Commercial Terms Letter

6	Conditions precedent

(i)	Party B undertakes to deliver to Party A the following documents, in each case in a form and substance satisfactory to Party A, on the Signing Date:

(a)	duly executed Agreement (including, for the avoidance of doubt, any Schedule thereto), Confirmation, Cash Collateral Agreement, Indemnity Letter, Commercial Terms Letter and Guarantee;

(b)	duly executed Other Transaction Documents and Other Guarantees with all the Other Banks;

(c)	certified copies (including, as the case may be, electronic copies thereof) of (i) the up-to-date by-laws (statuts) of Party B, and (ii) the certificate of incorporation (extrait k-bis) and of the certificate of non-insolvency of Party B dated not more than seven (7) days prior to the date of this Agreement (including, as the case may be, electronic copies thereof);

(d)	certified copies of its corporate authorisations authorizing the execution and performance of the documents referred to in paragraphs (i)(a) to (i)(b) above, and any other related documents, certificates or statements to be executed by Party B;

(e)	signing authority being evidence of authority, incumbency and specimen signature of each person executing on behalf of Party B of the documents referred to in paragraph (i)(a) above, and any other related documents, certificates or statements to be executed by Party B, as the case may be;

(f)	legal opinion on the capacity of Party B to execute, and perform its obligations under, the Transaction Documents, provided by Skadden, Arps, Slate, Meagher & Flom LLP;

(g)	the document referred to in Article 5 of the Confirmation Commercial Terms Letter;

(h)	legal opinion on the validity and enforceability under the laws of France of the Cash Collateral Agreement, provided by Jones Day;

(i)	all forms and documents requested by Party A to carry out and be satisfied it has complied with all necessary “know your customer” and FATCA requirements;

(j)	the documents referred to in Article 5 of the Confirmation Commercial Terms Letter;

(ii)	The occurrence of the Commencement Date is subject to the following:

(a)	delivery by Party B to Party A of the following documents, in each case in a form and substance satisfactory to Party A:

(1)	unless they have already been provided by Party B to Party A, certified copies of (i) the up-to-date by-laws (statuts) of Party B, and (ii) the certificate of incorporation (extrait k-bis) and of the certificate of non-insolvency of Party B dated not more than seven (7) days prior to the Commencement Date of the Transaction (including, as the case may be, electronic copies thereof);

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(2)	the documents referred to in Article 5 of the Confirmation Commercial Terms Letter

(b)	the Binding Offer made by Party B has been duly accepted by Seller;

(c)	Party A has completed the know-your-customer procedure in respect of Seller Subsidiary (as defined in the Binding Offer);

(d)	Party B has notified to Party A that the Binding Offer has been duly accepted by Seller in accordance with the terms of the Binding Offer and the Undertaking Letter;

(e)	a certificate from Party B confirming that:

(1)	no Certain Trade Default is continuing or would result from the occurrence of the Commencement Date;

(2)	the Certain Trade Representations are true and correct in all material respects (or, in respect of a Certain Trade Representation which is already qualified by materiality, in all respects; and

(3)	no Change of Control (as defined in the Agreement) has occurred.

7	Certain Trade

(i)	Subject to paragraph 6(ii) above, during the Certain Trade Period, Party A and the Other Banks will only be obliged to acquire their initial Hedge Positions (as defined in this Confirmation and the Other Transaction Documents, as applicable) and allow the Commencement Date to occur if, on the Transaction Date and on the proposed Commencement Date:

(a)	no Certain Trade Default is continuing or would result from the occurrence of the Commencement Date;

(b)	the Certain Trade Representations are true and correct in all material respects (or, in respect of a Certain Trade Representation which is already expressly qualified by materiality, in all respects);

(c)	it has not become unlawful in any applicable jurisdiction for Party A to acquire its Hedge Positions or to perform its obligations under this Confirmation and the Agreement; and

(d)	no Change of Control (as defined in the Agreement) has occurred.

(ii)	During the Certain Trade Period, none of Party A or the Other Banks shall be entitled to:

(a)	cancel any commitment under or fail to comply with its obligations under any Undertaking Letter (including any obligation to complete thereunder), save in circumstances where, pursuant to paragraph (i) above, Party A is not obliged to allow the Commencement Date to occur;

(b)	rescind, terminate or cancel this Transaction, the Agreement or any Transaction Document or exercise any similar right or remedy or make or enforce any claim under this Confirmation, the Agreement or any Transaction Document it may have;

(c)	exercise any right of set-off or counterclaim in respect of any amount payable in connection with the Transaction;

(d)	cancel, accelerate or cause repayment or prepayment of any amount owing under the Agreement or under any other Transaction Document; or

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(e)	take any other action that would directly or indirectly prevent or limit the occurrence of the Commencement Date save, in each case, (i) in circumstances where, pursuant to paragraph (i) above, Party A is not obliged to allow the Commencement Date to occur or (ii) for any actions permitted by or available to Party A under the Binding Offer or the Undertaking Letter, provided that immediately upon the expiry of the Certain Trade Period all such rights, remedies and entitlements shall be available to Party A and the Other Banks notwithstanding that they may not have been used or been available for use during the Certain Trade Period.

For the purposes of this paragraph, the following definitions will apply:

"Certain Trade Default" means any of the following events:

(a)	the Event of Default set out in Article 7.1.1.1 of the Agreement, solely with respect to Party B;

(b)	the Event of Default set out in Article 7.1.1.2 of the Agreement, solely with respect to Party B and only insofar as such non-compliance relates to a breach of any Certain Trade Undertaking;

(c)	the Events of Default set out in Articles 7.1.1.4, 7.1.1.5 and 7.1.1.6 of the Agreement, in each case solely with respect to Party A and the Specified Entity (as such term is defined in Article 6(i) of the Confirmation Commercial Terms Letter;

(d)	the Event of Default set out in Article 7.1.1.8 of the Agreement (excluding the reference to Article 7.1.1.7 of the Agreement), solely with respect to the Specified Entities (as such term is defined in Article 6(ii) of the Confirmation Commercial Terms Letter.

"Certain Trade Period" means the period commencing on the Transaction Date and ending on the earlier of the Commencement Date (included) and the date on which the Transaction terminates automatically in accordance with the Commencement Date provisions above.

"Certain Trade Representation" means each of the following representations, but in each case (except for paragraphs (b), (c), (d), (e), (f), (g) and (j) below) insofar as they each relate solely to Party B:

(a)	the representation set out in Article 6.1.1 of the Agreement;

(b)	the representation set out in Article 6.1.2 of the Agreement;

(c)	the representation set out in Article 6.1.3 of the Agreement;

(d)	the representation set out in Article 6.1.4 of the Agreement;

(e)	the representation set out in Article 6.1.5 of the Agreement insofar as it relates to documents provided under paragraph 6 (Conditions precedent) above but only to the extent that this could have a material adverse effect to the rights of Party A or which could result in a Material Adverse Effect in respect of Party B or the Guarantor;

(f)	the representation set out in Article 6.1.6 of the Agreement;

(g)	the representation set out in Article 6.1.7 of the Agreement;

(h)	the representation set out in Article 6.1.19 of the Agreement;

(i)	the representation set out in Article 6.1.20 of the Agreement; and

(j)	the representation set out in Article 6.1.23 of the Agreement.

"Certain Trade Undertaking" means each of the following undertakings:

(a)	the undertaking of Party B set out in Article 6.3.9 of the Agreement; and

(b)	the undertaking of Party B set out in Article 6.3.23 of the Agreement.

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8	Indemnity

The terms of this paragraph 8 shall be as set forth in Article 7 of the Confirmation Commercial Terms Letter.

9	NON-ASSIGNABILITY

Unless otherwise provided, neither Party A nor Party B may assign or transfer their rights and obligations arising from this Agreement in respect of the Transaction.

10	Accounts

Bank account of Party A: as set out in Exhibit 1 to the Confirmation Commercial Terms Letter.

Bank accounts of Party B: as set out in Exhibit 1 to the Confirmation Commercial Terms Letter.

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Please confirm your agreement to the above terms by returning the Confirmation duly signed by your authorized signatories.

Yours faithfully

Executed in London on 6 July 2026 in two (2) original copies.

SOCIETE GENERALE

/s/ Zakaria Joddar
Name: Zakaria JODDAR
Title: Authorised signatory

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VEGA

/s/ Xavier Rioult de Neuville
Name: Xavier Rioult de Neuville
Title: Authorised signatory

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